                                                                                                        EXHIBIT 11
               CBI INDUSTRIES, INC. AND SUBSIDIARIES
              COMPUTATION OF EARNINGS PER COMMON SHARE
                                                                    Three Months            Six Months
Thousands of dollars and shares, except per share amounts           Ended June 30,          Ended June 30,
                                                                       1995       1994         1995        1994
Primary Earnings Per Common Share
  Net income to common shareholders                                    $11,404    $12,064      $20,060     $20,236
  Weighted average number of common shares outstanding                  38,183     37,791       38,137      37,736
  Primary net income per common share                                    $0.30      $0.32        $0.53       $0.54


Fully Diluted Earnings Per Common Share
  Net income to common shareholders                                    $11,404    $12,064      $20,060     $20,236
  Add back expenses included in net income that pertain to ESOP
    Series C preferred dividends                                         1,984      2,025        3,961       4,118
    Common dividends on unallocated reverted shares                        -            8          -            24
    Company contributions (after utilization of common dividends
      of $205, $204, $404, $406 charged to retained earnings)            2,256      2,019        4,588       4,023
    ESOP debt amortization                                                 -         (212)         -          (424)
    Tax effect included in net income related to debt service           (1,726)    (1,563)      (3,473)     (3,145)
  Net income adjusted to exclude ESOP debt service                      13,918     14,341       25,136      24,832

Adjustments to reflect the servicing of ESOP debt (required for this calculation), based on the assumption all Series C preferred shares were converted to common shares:
    Common dividends on unallocated reverted shares                        -          (26)         -           (60)
    Company contribution (after utilization of common dividends
     of $834, $822, $1,663, $1,660 charged to retained earnings)        (3,611)    (3,408)      (7,290)     (6,851)
    ESOP debt amortization                                                 -          212          -           424
    Tax effect included in net income related to debt service            1,600      1,417        3,218       2,852
Fully diluted net income to common shareholders                        $11,907    $12,536      $21,064     $21,197

Weighted average number of common shares outstanding                    38,183     37,791       38,137      37,736
Add common stock equivalents of stock option plan                           80        139           80         139
Add common stock equivalents of Series C preferred shares                5,272      5,268        5,272       5,268
Fully diluted weighted average number of common shares outstanding      43,535     43,198       43,489      43,143
Fully diluted net income per common share                                $0.27      $0.29        $0.48       $0.49
